Exhibit 99.1

Evogene Reports Third Quarter 2021 Financial Results

Conference call and webcast: today, November 17, 2021, 9:00 am ET

Rehovot, Israel – November 17, 2021 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), a leading computational biology company targeting to revolutionize life-science product discovery and development across multiple market segments, announced today its financial results for the first nine months and the third quarter of 2021, ended September 30, 2021.

Mr. Ofer Haviv, Evogene's President and Chief Executive Officer, stated, “I am very pleased with the overall progress and achievement of milestones we see across the board in our subsidiaries and in Evogene itself. Our subsidiaries are progressing according to plan, and we expect to hit additional milestones in the coming months. With this rapid progress, we see significant inherent value developing within each of our subsidiaries.

“As stated previously, we believe that each subsidiary, valued independently, would result in a far greater combined market value for Evogene. In this regard, we wish to unlock the value of our subsidiaries and, as disclosed, are currently examining the possibility of turning one or more of our subsidiaries into public companies. This would allow investors access to the specific subsidiary of interest and the opportunity for the markets to assign it an independent value. We are currently undertaking the required preparations in our subsidiaries to support this process and are reviewing our options regarding investment banks to achieve this target.

“Of course, the decision, if when and how to spin out a subsidiary will depend on many considerations, including market conditions, the subsidiaries financial needs, pipeline maturity, valuation, applicable regulations and other relevant aspects.” Mr. Haviv concluded.

Recent Achievements:

Biomica

Immuno-Oncology program – Biomica recently signed an agreement with Rambam Health Care Campus for a clinical trial for its microbiome-based Immuno-Oncology Drug.  Biomica expects to initiate its first-in-human, proof-of-concept clinical trials with Rambam later this year and is currently waiting for the approval of the Israeli Ministry of Health in order to begin.

Canonic

MetaYield program – During October 2021, Canonic initiated commercial sales of G200 and G150, part of the G-nnovation series, following positive feedback from a pre-launch campaign, in which these products were marketed in Israel to a limited number of licensed patients.

Canonic’s G200 and G150 are cannabis inflorescence products marketed under the T20/C4 and T15/C3 categories, respectively1. This commercial launch, which was originally scheduled for 2022, was moved forward following the aforementioned positive feedback in Israel.

AgPlenus

Appointment of a new CEO – Dr. Brian Ember has been appointed as Chief Executive Officer of AgPlenus. Dr. Ember brings extensive experience in the ag-chemicals industry, holding various senior leadership roles, including Head of Global Portfolio Management and Head of Marketing and Business Development, Americas for Biotalys, an agricultural technology company focused on reinventing food protection with protein-based biocontrol solutions; Senior Director, Business Development for AgriMetis, an innovative crop protection company; and various management roles at BASF and Syngenta.

Lavie Bio

result™ inoculant (previously LAV.211) – Lavie Bio announced initial commercial launch of its first microbiome-based product for yield improvement - result™. This inoculant is being introduced for spring wheat following positive four-year field trials. The first phase of marketing, and initial market penetration, in the upcoming 2022 spring wheat season will be limited to target regions in North Dakota, which is estimated as an overall 6-million-acre spring-wheat market2. This initial phase of marketing will be accomplished under a distribution agreement with United Agronomy, as recently announced3. Initial sales are expected to be recorded in 2022.

Change in management – Mr. Ido Dor, Lavie Bio's Chief Executive Officer, has announced that he is stepping down from his position. Evogene thanks Mr. Dor, who has been an integral part of the Evogene group over the past 10 years and significantly contributed to the activities and success over the years. Mr. Dor will continue to serve as a consultant of Lavie Bio. Lavie Bio is currently seeking a replacement for this position and during that period Mr. Ofer Haviv, Evogene's President and Chief Executive Officer, will serve as an active chairman of Lavie Bio.

1 According to the product categories established by the Israeli Ministry of Health, T20/C4 category means 17%-24% THC & 1%-7% CBD and T15/C3 category means 11%-19% THC & 0.5%-5.5% CBD.
2 https://ndwheat.com/buyers/NorthDakotaWheatClasses/HardRedSpringWheat/
3 https://www.evogene.com/press_release/lavie-bio-and-united-agronomy-announce-signing-of-distribution-agreement-for-lavie-bios-inoculant-product/

Evogene

CRISPR-IL consortium - The Israeli Innovation Authority (IIA) informed Evogene of its decision to fund a second 18-month period of the CRISPR-IL consortium established last year. The consortium’s mission is to develop and validate an end-to-end artificial intelligence (AI) system - “Go-Genome” - for genome-editing in multi-species for applications in pharma, agriculture, and aquaculture.

Beyond activities within the consortium’s scope, companies participating in the consortium may use “Go-Genome” for their own product development activities. In this respect, Evogene is currently conducting various proof-of-concept experiments in plant tissue, examining the feasibility of increasing the production of ingredients such as natural colors and anti-aging agents for food or cosmetic purposes.

Appointment of a new board member – Mr. Dan Falk has been appointed to Evogene’s Board of Directors, commencing November 17, 2021. Mr. Falk has extensive experience of more than 20 years in serving as a financial expert on public and private company boards, most recently on the boards of Nice Ltd. (NASDAQ: NICE), Ormat Technologies Inc. (NYSE: ORA) and Innoviz Technologies Ltd. (NASDAQ: INVZ). Additionally, in the past Mr. Falk held various executive positions in Orbotech Ltd. and Sapiens International Corporation (NASDAQ: SPNS).

Consolidated Financial Results Summary

Cash position: Evogene maintains a strong financial position for its activities with $61.6 million in consolidated cash, cash related accounts, bank deposits and marketable securities as of September 30, 2021, of which $9.3 million of Evogene’s consolidated cash is appropriated to its subsidiary, Lavie Bio.

During the first nine months of 2021, the consolidated net cash usage was approximately $17.3 million, or $13.6 million, if excluding Lavie Bio. This is in comparison to the first nine months of 2020, during which the consolidated cash usage was $13.4 million, or $9.3 million, if excluding Lavie Bio. These sums in 2021 exclude $29.6 million net raised through Evogene’s at-the-market, or ATM, offerings (including $2.6 million raised under its current ATM, announced in March 2021) and excludes an additional $1.0 million in proceeds from grants received and exercises of options.

During the third quarter, the consolidated cash usage, was $6.0 million, or $4.6 million, excluding Lavie Bio. This is in comparison to the third quarter of 2020, during which the consolidated cash usage was $4.6 million, or $3.0 million, if excluding Lavie Bio.

The cash burn rate during the first nine months of 2021 and in the third quarter, was higher than during the same period in 2020, for the following reasons:

-	During the second and third quarter of 2020, the burn rate was relatively low due to certain measures the company initiated to mitigate the impact of the COVID-19 pandemic on the Company.

-	During the first nine months of 2021 Evogene’s subsidiaries significantly expanded product development activities, including:

•	Biomica’s ongoing preparations for the initiation of its first-in-human proof-of-concept study in the immuno-oncology program, later this year.

•	Lavie Bio's activities supporting the commercial launch of its inoculant product branded as result™ in 2022.

•	Canonic’s pre-launch campaign, initiated in September 2021, prior to product commercialization, which took place in Israel during the fourth quarter of 2021.

Management continues to estimate that the cash usage for the full year of 2021 will be within the anticipated range of $20-$22 million. These guidelines exclude the cash usage of Evogene’s subsidiary Lavie Bio.

Research and Development (“R&D”) expenses: R&D expenses for the third quarter of 2021, which are reported net of grants received, were $5.8 million, in comparison to $4.0 million in the third quarter of 2020. The increase in R&D expenses was mainly attributed to the product development activities of the Company and its subsidiaries, as mentioned above.

Business Development (“BD”) expenses: BD expenses were $0.8 million for the third quarter of 2021, in comparison to $0.6 million in the third quarter of 2020. The increase was attributed mainly to Canonic's and Lavie Bio's preparations for commercialization.

General and Administrative (“G&A”) expenses: G&A expenses for the third quarter of 2021 were $2.0 million, in comparison to $1.2 million in the third quarter of 2020. The increase was mainly attributed to the increase of the costs of directors' and officers' insurance policies and a relative increase in salary expenses following a temporary reduction in such expenses in the corresponding quarter in 2020, due to steps taken to mitigate the financial impact of the COVID-19 pandemic on the Company

Operating loss:  Operating loss for the third quarter of 2021 was $8.6 million in comparison to $5.6 million in the third quarter of 2020.

Net loss: The net loss for the third quarter of 2021 was $8.3 million in comparison to a net loss of $5.4 million during third quarter of 2020. The increase in loss is attributed to the increase in product development activities, an increase in commercialization and marketing expenses and an increase in directors' and officers' insurance cost.

***

Conference Call & Webcast Details:

Date: November 17, 2021

Time: 9:00 am EST; 16:00 Israel time

Dial-in number:1-888-281-1167 toll free from the United States, or +972-3-918-0609 internationally

Webcast: Link available at www.evogene.com

Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible through November 19, 2021, and an archive of the webcast will be available on the Company’s website.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN), is a leading company in leveraging computational biology to design novel products for life-science-based industries including human health, agriculture, and industrial applications. Leveraging Big Data and Artificial Intelligence while incorporating a deep understanding of biology, Evogene established its unique technology, the Computational Predictive Biology (CPB) platform, to computationally design microbes, small molecules and genes as the core components for life-science products. Evogene holds a number of subsidiaries utilizing the CPB platform, for the development of human microbiome-based therapeutics, medical cannabis, ag-biologicals, ag-chemicals, seed traits and ag-solutions for castor oil production. For more information, please visit www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses its expected paths to value creation, its belief that turning one or more of its subsidiaries into public companies would allow the markets to assign them independent value, and the timelines for such plans, its and its’ subsidiaries expected trials, studies, product advancements, pipelines, commercializations, sales, launches, milestones, target markets, cash usage and other plans for 2021 and 2022, the potential advantages of its technology and its anticipated entry into new fields of activity. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations and Public Relations Manager E: IR@evogene.com T: +972-8-931-1900	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030

Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2021	2020
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$37,633	$46,229
Marketable securities	20,360	-
Short-term bank deposits	3,600	2,000
Trade receivables	151	222
Other receivables and prepaid expenses	1,856	3,372

	63,600	51,823
LONG-TERM ASSETS:
Long-term deposits	25	9
Right-of-use-assets	2,195	1,872
Property, plant and equipment, net	2,127	2,072
Intangible assets, net	15,442	16,139

	19,789	20,092

	$83,389	$71,915
CURRENT LIABILITIES:
Trade payables	$1,850	$863
Employees and payroll accruals	2,361	2,535
Lease liability	927	777
Liabilities in respect of government grants	150	72
Pre-funded warrants	-	4,144
Deferred revenues and other advances	-	47
Other payables	1,253	1,238

	6,541	9,676
LONG-TERM LIABILITIES:
Lease liability	1,788	1,663
Liabilities in respect of government grants	4,300	3,694

	6,088	5,357
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 41,164,424 shares as of September 30, 2021 and 35,600,088 shares as of December 31, 2020	234	200
Share premium and other capital reserve	260,156	225,121
Accumulated deficit	(199,698)	(179,276)

Equity attributable to equity holders of the Company	60,692	46,045

Non-controlling interests	10,068	10,837

Total equity	70,760	56,882

	$83,389	$71,915

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited

Revenues	$619	$689	$151	$316	$1,040
Cost of revenues	500	228	101	75	574

Gross profit	119	461	50	241	466

Operating expenses:

Research and development, net	15,109	12,476	5,826	3,998	17,287
Business development	2,018	2,002	776	564	2,672
General and administrative	5,253	3,620	2,004	1,232	5,321

Total operating expenses	22,380	18,098	8,606	5,794	25,280

Operating loss	(22,261)	(17,637)	(8,556)	(5,553)	(24,814)

Financing income	997	858	380	215	1,591
Financing expenses	(1,078)	(657)	(159)	(73)	(2,951)

Financing income (expenses), net	(81)	201	221	142	(1,360)

Loss before taxes on income	(22,342)	(17,436)	(8,335)	(5,411)	(26,174)
Taxes on income	19	7	8	-	32

Loss	$(22,361)	$(17,443)	$(8,343)	$(5,411)	$(26,206)

Attributable to:
Equity holders of the Company	$(20,422)	$(15,252)	$(7,610)	$(4,786)	$(23,374)
Non-controlling interests	(1,939)	(2,191)	(733)	(625)	(2,832)

	$(22,361)	$(17,443)	$(8,343)	$(5,411)	$(26,206)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.51)	$(0.58)	$(0.19)	$(0.17)	$(0.83)

Weighted average number of shares used in computing basic and diluted loss per share	40,184,407	26,161,932	40,847,117	26,977,201	28,158,779

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
Cash flows from operating activities

Loss	$(22,361)	$(17,443)	$(8,343)	$(5,411)	$(26,206)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	985	1,400	313	484	1,792
Amortization of intangible assets	697	700	235	234	935
Share-based compensation	1,872	3,482	783	691	4,097
Pre-funded warrants issuance expenses	212	-	-	-	211
Net financing expense (income)	(363)	(223)	(346)	(154)	1,031
Decrease in accrued bank interest	15	-	5	-	-
Taxes on income	19	7	8	-	32

	3,437	5,366	998	1,255	8,098
Changes in asset and liability items:

Decrease (increase) in trade receivables	71	38	57	25	(150)
Decrease (increase) in other receivables	1,444	141	434	(249)	(1,300)
Increase in long-term deposits	(16)	-	(13)	-	-
Increase (decrease) in trade payables	987	(151)	632	83	(29)
Increase (decrease) in employees and payroll accruals	(174)	(349)	144	134	456
Increase (decrease) in other payables	24	(93)	302	136	(87)
Decrease in deferred revenues and other advances	(47)	(254)	(26)	(426)	(339)

	2,289	(668)	1,530	(297)	(1,449)

Cash received (paid) during the period for:

Interest received	245	291	100	125	294
Interest paid	(225)	(182)	(87)	(64)	(238)
Tax paid	(19)	(7)	(8)	-	(13)

Net cash used in operating activities	$(16,634)	$(12,643)	$(5,810)	$(4,392)	$(19,514)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(587)	$(579)	$(180)	$(164)	$(682)
Proceeds from sale of marketable securities	1,017	2,097	611	-	2,097
Purchase of marketable securities	(21,404)	-	(414)	-	-
Proceeds from (investment in) bank deposits, net	(1,600)	8,000	(1,600)	5,000	8,000

Net cash provided by (used in) investing activities	(22,574)	9,518	(1,583)	4,836	9,415

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	29,582	9,801	1,660	9,801	18,658
Proceeds from issuance of pre-funded warrants	-	-	-	-	1,989
Proceeds from advances for pre-funded warrants	-	-	-	-	9
Proceeds from exercise of options	476	13	16	13	59
Repayment of lease liability	(437)	(484)	(121)	(155)	(639)
Proceeds from government grants	792	320	412	145	320
Repayment of government grants	(34)	(22)	(14)	(11)	(22)

Net cash provided by financing activities	30,379	9,628	1,953	9,793	20,374

Exchange rate differences - cash and cash equivalent balances	233	243	318	183	1,206

Increase (decrease) in cash and cash equivalents	(8,596)	6,746	(5,122)	10,420	11,481

Cash and cash equivalents, beginning of the period	46,229	34,748	42,755	31,074	34,748

Cash and cash equivalents, end of the period	$37,633	$41,494	$37,633	$41,494	$46,229

Significant non-cash activities

Acquisition of property, plant and equipment	$59	$17	$17	$17	$57
Increase (decrease) of right-of-use asset recognized with corresponding lease liability	$775	-	$775	-	$(41)

Exercise of options	-	$-	-	$-	$57